October 3, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure

Re:	American Airlines Group Inc.
Form 8-K dated July 22, 2016
Filed July 22, 2016
File No. 001-08400

Dear Mr. Mew:

This letter sets forth the response of American Airlines Group Inc. (the “Company”) with respect to the staff’s comment letter dated September 28, 2016 related to the above referenced filing. For ease of reference, the comment contained in the comment letter appears directly above the corresponding response.

Form 8-K dated July 22, 2016

Exhibit 99.1 – Reconciliation of Non-GAAP Financial Information, page 11

Comment 1:	Given the similarity in types of operating special items related to your non-GAAP measures described in footnote (1), please tell us why you have only calculated the net tax effect of special items for 2016 ($50 million).

Response:

For the 2015 period, there was no net tax effect associated with the special items included in the GAAP to non-GAAP reconciliation of Net Income Excluding Special Items which is why there is no entry in the 2015 column corresponding to the $50 million 2016 amount referenced in the comment. The reason that there was no net tax effect during the 2015 period was that the Company’s net deferred tax asset, which includes its NOLs, was subject to a full valuation allowance during that period. Accordingly, the Company’s NOLs offset in full its taxable income (whether or not deemed to include the reported special items) and resulted in the release of a corresponding portion of valuation allowance. The net effect was that the tax provision (whether or not pretax income included the special items) was offset dollar for dollar.1

[1]	The Company did record a nominal tax provision in its GAAP financial statements for certain states and international jurisdictions where NOLs were limited or not available to be used. The impact to this provision when excluding special items from pretax income was de minimis.

To provide additional clarity to the readers of the Company’s quarterly financial results press release, in future releases which include the 2015 period, the Company intends to include the following additional footnote in the GAAP to non-GAAP Reconciliation of Net Income Excluding Special Items:

In the 2015 period, there was no net tax effect associated with special items. During the 2015 period, the Company’s net deferred tax asset, which includes its NOLs, was subject to a full valuation allowance. Accordingly, the Company’s NOLs offset its taxable income and resulted in the release of a corresponding portion of valuation allowance, which offset the tax provision dollar for dollar.

* * * *

With respect to the preceding response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the staff;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call Michael Carreon, Vice President and Corporate Controller at (817) 931-4435 or Mary Beth Macdonald, Assistant Corporate Controller at (480) 522-8741. I can be reached at (817) 931-2330.

Very Truly Yours,

/s/ Derek J. Kerr

Derek J. Kerr

Executive Vice President and Chief Financial Officer

American Airlines Group Inc.

cc:	Stephen L. Johnson (American Airlines Group Inc.)
Michael R. Carreon (American Airlines Group Inc.)
Anthony J. Richmond (Latham & Watkins LLP)

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